--------                                                                                                ---------------------------
 FORM 3                                                                                                       OMB APPROVAL
--------                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION                 ---------------------------
                                                    WASHINGTON, D.C. 20549                              OMB Number:  3235-0104
                                                                                                        Expires: September 30, 1998
                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            Estimated average burden
                                                                                                        hours per response... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                              Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting       |  2. Date of Event Re-   |  4. Issuer Name AND Ticker or Trading Symbol
   Person*                             |     quiring Statement   |     SPECIAL METALS CORPORATION (SMCX)
   TIMET FINANCE MANAGEMENT COMPANY    |     (Month/Day/Year)    |-----------------------------------------------------------------
---------------------------------------|                         | 5. Relationship of Reporting      | 6. If Amendment, Date of
(Last)        (First)       (Middle)   |        11/27/98         |    Person(s) to Issuer            |    Original (Month/Day/Year)
                                       |-------------------------|    (Check all applicable)         |
    300 DELAWARE AVENUE, 9th FLOOR     |  3. I.R.S. Identi-      | ___ Director      __X__ 10% Owner |-----------------------------
---------------------------------------|     fication Number of  | ___ Officer       _____ Other     | 7. Individual or Joint/
               (Street)                |     Reporting Person,   |     (give title         (specify  |    Group Filing (Check
                                       |     if an entity        |      below)              below)   |    Applicable Line)
                                       |     (voluntary)         |                                   | _X_ Form filed by One
                                       |                         |                                   |     Reporting Person
                                       |                         |     -------------------------     | ___ Form filed by More than
      WILMINGTON, DELAWARE   19801     |                         |                                   |     One Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)          (State)         (Zip)  |      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                       |
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
   (Instr. 4)                          |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 5)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
-----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-97)

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION IN THIS FORM ARE NOT REQUIRED
           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                        Page 1 of 3

        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-    | 6. Nature of
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship      |    Indirect
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of   |    Beneficial
                               |   Date        |                                  |  Price of |    Deriv-    |    Ownership
                               |   (Month/Day/ |                                  |  Deriv-   |    ative     |    (Instr. 5)
                               |   Year)       |                                  |  ative    |    Security: |
                               |---------------|----------------------------------|  Security |    Direct    |
                               |Date   | Expir-|                        | Amount  |           |    (D) or    |
                               |Exer-  | ation |         Title          | or      |           |    Indirect  |
                               |cisable| Date  |                        | Number  |           |    (I)       |
                               |       |       |                        | of      |           |    (Instr. 5)|
                               |       |       |                        | Shares  |           |              |
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
6.625% SERIES A SENIOR         |       |       |                        |         |           |              |
PREFERRED STOCK (LIQUIDATION   |       |       |                        |         |           |              |
AMOUNT $50 PER SHARE), PAR     |       |4/27/06| COMMON STOCK, PAR      |4,848,484|           |              |
VALUE $0.01 PER SHARE          |  (1)  |  (1)  | VALUE $0.01 PER SHARE  |   (1)   |    (1)    |       D      |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

See the continuation pages for footnote.

                                                                         /s/ Susan E. Alderton, Treasurer             12/7/98
                                                                      --------------------------------------      -----------------
                                                                        **Signature of Reporting Person                 Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                        Page 2 of 3
                                                                                                                    SEC 1473 (7-97)

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 3
of 3 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TIMET FINANCE MANAGEMENT COMPANY      |
300 DELAWARE AVENUE, 9th FLOOR        |
WILMINGTON, DELAWARE   19801          |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

Footnote:


(1) The 6.625% Series A Senior Convertible Preferred Stock (Liquidation Amount $50.00 Per Share), par value $0.01 per share (the "Preferred Stock"), of the issuer will become convertible into shares of common stock, par value $0.01 per share (the "Common Stock"), of the issuer, subject to certain conditions, on January 26, 1999, at the earliest, and thereafter may be converted at any time prior to the close of business on the business day immediately proceeding a voluntary redemption the Preferred Stock by the issuer (as permitted by the terms of the Preferred Stock) or the mandatory redemption of the Preferred Stock by the issuer on April 28, 2006. Each share of Preferred Stock is convertible into such number of whole shares of Common Stock as is equal to the aggregate liquidation amount of such Preferred Stock surrendered for conversion divided by $16.50 per share, subject to certain adjustments. The liquidation amount per share of Preferred Stock is $50.00 plus all accumulated and unpaid dividends. This description of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designations for the Preferred Stock that the issuer filed on October 28, 1998 with the Secretary of State of the State of Delaware, which Certificate of Designations is filed as Exhibit 4.5 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998 and incorporated herein by reference.